February 8, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

RE:  	 Application/Declaration on Form U-1 by Northeast Utilities (File
No. 070-09615)

Ladies and Gentlemen:

	Northeast Utilities respectfully withdraws its Application/Declaration on Form U-1, previously filed on January 24, 2000 in SEC File No. 070-09615.

	Please contact Jeffrey C. Miller, Assistant General Counsel, at (860) 665-3532 with any questions or comments with respect to this withdrawal.




					/s/Jeffrey C. Miller
					Assistant General Counsel
					Northeast Utilities Service Company